

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2018

Jonathan Gilbert
Chief Executive Officer
Scythian Biosciences Corp.
200-366 Bay Street
Toronto, Ontario
Canada M5H 4B2

     Re: Scythian Biosciences Corp.
          Registration Statement on Form 20-F
          Filed August 21, 2017
          File No. 000-55830

Dear Mr. Gilbert:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Harvey J. Kesner, Esq.